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SECUR ... SION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-.26030

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/10_____ AND ENDING _____12/31/10_____
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Securevest Financial Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

163 Madison Ave. Suite 100
                            (No. and Street)

Morristown	New Jersey	07960
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brian Zucker   (732) 536-4646
                                                  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP

                     (Name – *if individual, state last, first, middle name*)

5251 S. Quebec Street, Suite 200	Greenwood Village	CO	80111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __August Cellitti_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__Securevest Financial Group, Inc._____ , as

of _____ __December 31__ , __2010_____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____

Signature

__President_____
Title

_____
Notary Public

JEANNETTE M. CAREY
NOTARY PUBLIC OF NEW JERSEY
COMMISSION EXPIRES 5/1/2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independant Auditors' Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT.**

SECUREVEST FINANCIAL GROUP, INC.

TABLE OF CONTENTS



SPICER JEFFRIES LLP

CERTIFIED PUBLIC ACCOUNTANTS

5251 SOUTH QUEBEC STREET • SUITE 200

GREENWOOD VILLAGE, COLORADO 80111

TELEPHONE: (303) 753-1959

FAX: (303) 753-0338

www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors of
Securevest Financial Group, Inc.

We have audited the accompanying statement of financial condition of Securevest Financial Group, Inc. as of December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Securevest Financial Group, Inc. as of December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 19, 2011



SECUREVEST FINANCIAL GROUP, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Cash and cash equivalents	$	887,663
Securities owned, at fair value (Note 3)		6,306,801
Due from clearing brokers		1,744,542
Furniture and equipment, at cost, net of accumulated depreciation of $47,603		185,586
Other assets		168,786
	$	**9,293,378**

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:

Accounts payable and accrued expenses	$	145,228
Commissions payable		1,776,610
Securities sold, but not yet purchased (Note 3)		2,637,597
Due to clearing brokers		1,448,793
Total liabilities		6,008,228

COMMITMENTS AND CONTINGENCIES (Notes 4 and 5)

SHAREHOLDER'S EQUITY (Note 2):

Common stock, no par value; authorized 300,000	
shares; 180,000 shares issued and outstanding	59,667
Additional paid-in capital	1,235,245
Retained earnings	1,990,238
Total shareholder's equity	3,285,150
$	**9,293,378**

The accompanying notes are an integral part of this statement.

NOTE 1 -   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Securevest Financial Group, Inc. (the "Company") was incorporated on March 16, 1981 in the state of Illinois and operates as a securities broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory, Inc. ("FINRA"). The Company is a wholly owned subsidiary of Argentis Holdings, LLC.

Clearing Agreement

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreements with its clearing brokers provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmation and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents.

Depreciation and Amortization

Property and equipment are stated at cost. The Company provides for depreciation and amortization of property and equipment on the straight-line method based on the estimated useful lives of the assets ranging from three to seven years.

NOTE 1 -   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(continued)

Securities Valuation and Revenue Recognition

The Company records proprietary transactions, commission revenue and related expenses on a trade-date basis. Interest and dividend income are recognized in the period earned.

The Company values its securities in accordance with Accounting Standards Codification 820 - Fair Value Measurements ("ASC 820"). Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and blockage discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed.

NOTE 1 -   *ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)*

Securities Valuation and Revenue Recognition *(continued)*

Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined by the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

The Company values investments in government bonds based on quoted prices in active markets. Municipal and corporate bonds including collateralized mortgage obligations are estimated using recently executed transactions, market price quotations and pricing models using that factor in, interest rates, bond or credit default swap spreads and volatility. These instruments are generally categorized in level 2 of the fair value hierarchy.

Income Taxes

The Company is not a taxpaying entity for federal and state income tax purposes and, accordingly, no provision has been made in the accompanying financial statements. The shareholder reports the income or loss from the Company on its income tax return.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2007. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2010.

SECUREVEST FINANCIAL GROUP, INC.

NOTES TO FINANCIAL STATEMENTS
(Continued)

NOTE 2 - NET CAPITAL AND MINIMUM CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2010, the Company had net capital and net capital requirements of $2,107,569 and $224,709, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 1.60 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - FAIR VALUE MEASUREMENTS

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy in accordance with ASC 820. See Note 1 for a discussion of the Company's policies.

The following table presents information about the Company's assets measured at fair value as of December 31, 2010:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2010
Assets:				
Securities owned, at fair value	$ -	$ 6,306,801	$ -	$ 6,306,801
Securities sold, but not yet purchased	$ -	$ 2,637,597	$ -	$ 2,637,597

Effective January 1, 2010, the Company adopted the provisions of FASB Accounting Standards Update ("ASU") No. 2010-06, *Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements.* In accordance with this ASU, the Company had no significant transfers between Level 1 and Level 2 during the year ended December 31, 2010.

NOTE 4 -   *COMMITMENTS AND RELATED PARTY TRANSACTIONS*

Operating Leases and Related Party Transactions

The Company leases it office facilities under a non-cancelable operating lease. Future minimum lease payments at December 31, 2010, are as follows:

Year	Amount
2011	$ 202,053
2012	221,160
2013	221,160
2014	221,160
2015	221,160
Thereafter	276,522
	$ 1,363,215

Rent expense for the year ended December 31, 2010 was approximately $262,000 including the non-cancelable lease referred to above.

NOTE 5 -   *FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND UNCERTAINTIES*

In the normal course of business, the Company's activities through its clearing broker involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

In the Company's trading activities, the Company has purchased and sold securities for its own account and may incur losses if the market value of the securities changes subsequent to December 31, 2010.

In addition, the Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the Company's receivable from this clearing broker could be subject to forfeiture.

The Company's financial instruments, including cash and cash equivalents, due from clearing brokers, other assets, payables and other liabilities are carried at amounts that approximate fair value, due to the short-term nature of the instruments.

The Company also maintains its cash balances in several financial institutions, which at times may exceed federally insured limits. As of December 31, 2010, the Company did not have amounts in excess of the federally insured limit. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

NOTE 6 -   SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.



SPICER JEFFRIES LLP

CERTIFIED PUBLIC ACCOUNTANTS

5251 SOUTH QUEBEC STREET • SUITE 200

GREENWOOD VILLAGE, COLORADO 80111

TELEPHONE: (303) 753-1959

FAX: (303) 753-0338

www.spicerjeffries.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors of
Securevest Financial Group, Inc.
163 Madison Ave., Suite 100
Morristown, NJ 07960

Ladies and Gentlemen:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2010, which were agreed to by Securevest Financial Group, Inc. (the "Company"), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2010, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.



S1

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Greenwood Village, Colorado
February 19, 2011

SECUREVEST FINANCIAL GROUP, INC.

GENERAL ASSESSMENT RECONCILIATION
PURSUANT TO FORM SIPC-7
DECEMBER 31, 2010

General Assessment per Form SIPC-7, including interest	$	60,980
Less payment made with Form SIPC-6		(32,794)
Amount paid with Form SIPC-7	$	**28,186**